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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: November 24, 2003	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Q3 For the Period Ended September 30, 2003

Allstream Reports Third Quarter(1) 2003 Financial and Operating Results
Achieves Third Quarter EBITDA(2) of $66.1 Million and Income From Operations of $39.7 Million; Generates $49.1 Million in Free Cash Flow(3) and Ends Quarter With $307.7 Million in Cash on Hand; Enhances Capabilities to Serve Customers With Important New Services and Builds Relationships With Leading Enterprise Providers Oracle, Sun and GRIC

Allstream Inc. (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, reports financial and operating results for the third quarter 2003.

John McLennan, Vice Chairman and Chief Executive Officer Allstream made the following comments with regard to the Company's performance during the third quarter.

"Our solid financial performance in the quarter confirms we are delivering on our commitment to execute on our core business platform and drive profitability and generate free cash flow. Our improving liquidity position enhances our already strong financial footing, and confirms the stability and permanence of this company in the eyes of our existing and prospective customers. During the quarter we had success in building upon our capabilities by introducing several important new services, and in building relationships with leading enterprise service providers Oracle, Sun and GRIC Communications. In addition, we are encouraged by the continued steps being taken by the regulator to remove hindrances to a healthy and balanced Canadian telecommunications environment, and we are hopeful that the regulator will continue its pro-competitive momentum."

John MacDonald, President and Chief Operating Officer Allstream added, "With the introduction of important new products during the quarter we have demonstrated success in launching innovative new services that enhance the value proposition we bring to the Canadian marketplace. Also during the quarter we launched the second phase of our branding initiative with an advertising campaign, themed upon Allstream's new tagline, 'There's more to networks'. This new tagline embodies the Company's awareness that a successful customer relationship is more than the data and voice that flows on the network, but is about understanding a customer's needs and working in collaboration to deliver effective business solutions. With our continued promise to collaborate with our customers to enhance their ability to compete more effectively, we are confident that we can deepen our competitive position in the Canadian marketplace."

Q3 Financial and Operating Results

Revenue

  •
  Revenues for the three months ended September 30, 2003, were $309.3 million, compared to $359.9 million in the same period of 2002, and $336.6 million in the second quarter of 2003. At the beginning of the third quarter, Allstream successfully concluded the sale of its subsidiaries Contour Telecom Inc. and Argos Telecom Inc. for $7.4 million in cash consideration. Excluding revenue generated by these subsidiaries, revenues for the three months ended September 30, 2002 were $347.6 million, and $325.0 million in the second quarter of 2003.

  •
  Long Distance revenues now represent 36% of total revenue down from 38% and 37% in the same period last year and the previous quarter respectively. Revenues from all other services including Local, Data, Internet, and IT Services represented 64% of total revenue in the current quarter versus 62% in the third quarter 2002, and 63% in the second quarter of 2003.

Discussion of revenue by product category provided hereafter will focus on changes in the Company's revenue excluding Contour and Argos, to assist the reader in understanding changes in the Company's continuing revenue. To facilitate this discussion a chart has been provided at the end of this release that excludes revenue generated by Contour and Argos in prior periods.

  •
  Revenue from Data, Internet and IT Services in the quarter of $143.8 million declined by $10.3 million or 6.7% from the same quarter in 2002, and $2.5 million or 1.7% compared to last quarter. Data and Internet revenues, excluding IT Services declined by $5.6 million or 4.1% from the third quarter of 2002, and were flat when compared to last quarter. Industry wide softness in enterprise and wholesale spending continues, although the Company is generating double digit growth in next generation data services, and managed security services. However, these growth areas represent a smaller proportion of the total data portfolio and were more than offset by pricing pressures in legacy product categories, and weakness in IT Services revenue resulting in the overall decline.

  •
  Local revenue in the quarter of $53.2 million declined by $2.8 million or 5.0% as local access lines in service decreased by 38,603 from the third quarter last year. Compared to last quarter, local revenues declined by $1.9 million or 3.4% as total lines in service decreased by 6,322 to 492,363, reflecting the previously announced re-positioning of the Company's local services strategy to focus on selling local lines on the Company's network. The percentage of total lines that are now either on-net or on-switch increased to 57% from 53% in the same period last year and 55% in the second quarter of 2003.

  •
  Revenue from long distance services in the quarter of $109.9 million declined by $22.6 million or 17.1% year over year, the result of a 9.0% reduction in average price per minute, and an 8.1% decrease in minute volume. Compared to the second quarter, long distance services revenue declined by $10.6 million or 8.8%, the result of a 6.5% reduction in average price per minute, and a 2.3% decrease in minute volume.

EBITDA

  •
  The Company's earnings before interest, taxes, depreciation and amortization (EBITDA as outlined below) for the quarter totaled $66.1 million including $4.4 million of re-branding costs, an improvement of $11.8 million from the third quarter of 2002. This improvement in EBITDA can be attributed to the gross margin improvement of $2.5 million as reduced service costs of $53.1 million more than offset lower revenues. On a percentage basis, gross margin improved by 700 basis points to 45.0% of revenue, the result of regulatory savings (including $5.0 million in savings related to the Competitive Digital Network Access (CDNA) decision announced in August, of which $2.5 million relates to a prior period), operating efficiency gains, and an emphasis on higher margin products and services. In addition, the improvement in EBITDA is due to lower SG&A expense of $9.4 million as the Company's efficiency gains exceeded re-branding costs.

2        Allstream Inc.

  •
  Compared to the previous quarter, EBITDA declined by $3.0 million, the result of a $1.6 million decline in gross margin, as the decline in revenue was almost entirely offset by a 310 basis point improvement in gross margin. This improvement in margin as a percentage of revenue was the result of savings from regulatory (the result of the aforementioned CDNA decision), and operating cost reductions. In addition, SG&A expenses increased by $1.4 million. The impact of the sale of Contour/Argos on EBITDA was nominal as these subsidiaries were EBITDA break-even.

Income From Operations

  •
  Income from operations for the quarter totaled $39.7 million, the fifth consecutive quarter that the Company and its predecessor has recorded positive income from operations. This represents an improvement of $32.1 million from the third quarter of 2002, and is the result of increased EBITDA of $11.8 million, and lower depreciation and amortization costs of $20.3 million, the result of adjustments to the carrying value of capital assets. Compared to the second quarter of 2003, income from operations declined by $1.5 million, the result of lower EBITDA of $3.0 million, partially offset by $1.5 million in reduced depreciation and amortization expense.

Net Income

  •
  Allstream's Net Income for the quarter totaled $24.1 million, compared to a Net Loss of $256.8 million in the same period last year. This $280.9 million improvement was primarily the result of interest expense and non-cash foreign currency translation losses recorded in the prior year totaling $263.5 million that the Company no longer incurs, after emerging from its restructuring on April 1, 2003 with no long term debt. Also contributing to the improvement in Net Income was increased income from operations of $32.1 million, partially offset by an increase in taxes (that are almost entirely non-cash in nature) of $14.9 million. Net income in the third quarter declined by $0.3 million compared to the previous quarter, primarily the result of the decrease in Income from Operations of $1.5 million, partially offset by a reduction in non-cash taxes of $1.1 million.

Provision For Income Taxes

  •
  The Income Statement includes a Provision for Income Taxes of $16.6 million for the current quarter. This charge does not give rise to any cash income tax liability, as the Company is able to utilize its tax loss carry-forwards to offset it. The rules under fresh start accounting require that the utilization of tax loss carry-forwards from predecessor companies be recorded as contributed surplus on the balance sheet. If this accounting treatment was not required, net income shown on the Income Statement would have been higher by the amount of the tax provision.

Liquidity

  •
  At September 30, 2003 Allstream had cash on hand of $307.7 million, an increase of $59.3 million from the previous quarter. This increase in cash was the result of the $49.1 million in Free Cash Flow (as outlined below) generated in the quarter, and to working capital and other activities that generated $10.2 million.

2003 Third Quarter Report        3

Tax Loss Carry Forward Balance

  •
  During the current quarter, the Company completed its evaluation of the impact of its financial restructuring on the amount of tax losses, and the fair value of other tax assets, that are available for carry-forward as at April 1, 2003. Based on corporate tax filings for the Predecessor Company and its subsidiaries, on April 1, 2003 the consolidated non-capital loss balance available for carry-forward is approximately $3.2 billion. The acquisition of control of the Predecessor that occurred on the implementation of the Plan required the write-down of all the tax assets of the Predecessor to fair market value. In addition, the Company used a portion of its non-capital losses to offset income created from the forgiveness of debt as part of the restructuring. The net impact of these transactions is an increase in the consolidated tax loss pool from $2.2 billion at December 31, 2002 to $3.2 billion at April 1, 2003, and a decrease in the tax depreciable basis of the Company's capital assets.

Outlook(4)

John McLennan, Vice Chairman and Chief Executive Officer Allstream commented, "We have had considerable success in driving profitability and generating free cash flow in a very difficult global telecom environment. We have focused on the quality of our revenues and the efficiency of our business. In addition, we have benefited from an improving regulatory environment. We expect revenue for full year 2003 of approximately $1,300 million, which includes the impact of the sale of the Contour/Argos subsidiaries at the beginning of the third quarter. We are increasing our EBITDA guidance to a range of $240 to $250 million including re-branding costs, up from $200 to $220 million, and forecast Capex of approximately $100 million."

Other Developments

Allstream Announces Significant Expansion of Data Ethernet Serving Area

  •
  On October 27, Allstream announced it had significantly increased the reach of its Ethernet services across Canada. Through its Transparent LAN Service (TLS), customers now can get Ethernet access to the Allstream network from more than 300,000 business locations in more than 150 communities across Canada. This represents a considerable expansion of Allstream's Ethernet service from hundreds of locations, to hundreds of thousands of locations. This translates into the expansion of the Company's addressable market from 5% to 54% of business locations, in this the fastest growing product category in the data market.

Allstream Introduces International Data Network Services

  •
  On October 9, Allstream announced it had expanded its comprehensive Data Network services portfolio internationally. Through partnership arrangements, Allstream will provide its customers with seamless global connectivity in over 50 countries. As the single point of contact for a customer's entire global network Allstream provides its customers with the ability to centralize control and run their businesses more efficiently.

Allstream Launches Global Internet Access In Partnership With GRIC Communications

  •
  On October 2, Allstream announced that it had expanded its portfolio of data services with the launch of Global Internet Access. Allstream will offer GRIC's leading Internet-based mobile office communications solution and WiFi services to enterprise customers seeking to reduce mobility management costs, and increase the productivity of their workforce. This service enables mobile and remote workers to stay connected to their enterprise network for access to e-mail, file sharing and other critical productivity applications, as well as providing access to the Internet from more than 35,000 wired and nearly 2,000 wireless WiFi access points across more than 150 countries worldwide. This service provides a single point of contact and interconnection to Allstream's secure Internet Virtual Private Network providing customers with seamless global connectivity.

4        Allstream Inc.

Allstream Introduces Managed Intrusion Protection Services

  •
  On October 23, Allstream announced the introduction Managed Intrusion Protection Services, with the support of industry leader Internet Security Systems, Inc. This new addition to Allstream's world-class portfolio of security solutions is designed to target security vulnerabilities within organizations. Customers are provided with a comprehensive outsourced security solution that ensures that their company's network and proprietary information are protected, without requiring an extensive investment in hardware, software or technical staff. This in turn allows the organization to focus on their core competencies and business objectives, while mitigating risk most effectively.

Allstream Establishes Important Alliance with Oracle

  •
  On September 15, the Company announced it had become the first Canadian company to be awarded the highest membership level within the Oracle PartnerNetwork. This global network of select system integrators specializes in delivering innovative enterprise business solutions based on Oracle software platforms. It is a significant competitive advantage to be the only Canadian company to have achieved this designation, and confirms Allstream's position in the marketplace as the premier specialist in delivering fully integrated applications based on Oracle's leading-edge software.

Allstream, Sun Microsystems and Oracle Announce Joint Initiative

  •
  On October 6, the Company announced an initiative with Oracle and Sun Microsystems to jointly serve the needs of enterprise customers in managing communications environments through Oracle's Collaboration Suite. This sophisticated software platform integrates the entirety of an organization's communications tools, including email, voicemail, fax, conferencing, and calendaring functions, and is well recognized for its reliability, advanced security features, and its ability to integrate both voice and data systems in a highly cost effective manner. Sun will provide the scalable hardware platform for Oracle Collaboration Suite customers, while Allstream will provide the integration expertise required to help customers implement the solution successfully.

Regulatory

  •
  The Company is encouraged that the CRTC continues its pro-competitive momentum. During the quarter the CRTC confirmed that the "access" and "link" portions of Competitive Digital Network Access (CDNA) are eligible for cost based treatment. Also during the quarter the regulator issued a decision that requires Bell Canada and other incumbents to file public tariffs on a customer specific basis. The CRTC has ordered Bell to issue new and revised tariffs with respect to over 150 contracts. In the case of five of these contracts the regulator has determined that Bell priced service well below tariffed rates, and has ordered Bell to increase pricing by up to 25%, or to discontinue services under the contracts. Bell Canada has since filed an application with the Federal Court of Appeal, seeking leave to appeal aspects of the decision. On October 23, the CRTC issued a Public Notice inviting comment on proposals to limit the ability of the incumbents to engage in targeted discount pricing. These decisions are an important step in levelling the playing field between incumbent and competitive entrants.

2003 Third Quarter Report        5

  •
  The Company continues to pursue its "Part VII" application relating to next generation services, and is hopeful the regulator will issue a decision in the near term. The Company believes that by granting competitive entrants cost based access to these facilities and services the CRTC would be applying consistent logic with that utilized in granting cost based access for CDNA services.

  •
  On September 25 the Government of Canada stated that the recommendation of the Standing Committee for Industry, Science and Technology for the removal of foreign investment restrictions in the Canadian telecommunications industry was appropriate, would benefit the industry, and was a significant recommendation for both the Government's "Smart Regulation" and "Innovation" agendas. The Government committed to bring forward solutions to address this recommendation by the spring of 2004.

Reported Revenue and Continuing Revenue Excluding Contour/Argos

Revenue (in thousands)	As Reported September 30, 2003	As Reported June 30, 2003	Excluding Contour/Argos June 30, 2003	As Reported September 30, 2002	Excluding Contour/Argos September 30, 2002
				Predecessor	Predecessor

Data	$101,317	$105,528	$102,639	$110,229	$106,570
Internet and IT Services	42,477	43,636	43,636	47,509	47,509
Local	53,182	57,475	55,068	58,242	55,994
Other	2,387	5,376	3,162	7,620	4,998

	$199,363	$212,015	$204,505	$223,600	$215,071
Long distance	109,908	124,567	120,462	136,261	132,515

Total	$309,271	$336,582	$324,967	$359,861	$347,586

(1)
On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream"). Accordingly the quarter ended September 30, 2003 is referenced as the Third Quarter of 2003 (calendar), but represents the second reporting quarter of the "New" Company. The quarter ended March 31, 2003 is referenced as the First Quarter of 2003 (calendar), but represents the last quarter of the "Predecessor" Company. Likewise the quarter ended June 30, 2003 is referenced as the Second Quarter of 2003 (calendar), although it represents the first quarter of the new company.

(2)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(3)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(4)
The outlook for the full year 2003 period represents the three months ended March 31, 2003 for the Predecessor Company and the nine months ended December 31, 2003 for the new Company.

6        Allstream Inc.

Note to Investors

This quarterly report includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR. The Board of Directors of Allstream reviewed this quarterly report prior to it being issued.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

2003 Third Quarter Report        7

Consolidated Balance Sheets
(in thousands of dollars) (unaudited)

	September 30 2003	April 1 2003
		(note 1)

Assets
Current assets:
Cash and cash equivalents	$307,663	$175,230
Accounts receivable	128,636	151,794
Other current assets	29,776	28,695

	466,075	355,719
Property, plant and equipment	543,101	557,961
Intangible assets	—	6,147
Other assets	19,548	14,402

	$1,028,724	$934,229

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$32,925	$30,061
Accrued liabilities	160,514	135,201
Income taxes payable	—	472
Current portion of capital lease obligations	4,446	4,255

	197,885	169,989
Long-term portion of capital lease obligations	16,592	16,602
Other long-term liabilities	47,654	46,462
Deferred pension liability	103,710	120,176
Shareholders' equity
Class A Voting and Class B Limited Voting Shares	581,000	581,000
Contributed surplus (note 6)	33,414	—
Retained earnings	48,469	—

	662,883	581,000

	$1,028,724	$934,229

Basis of presentation and reorganization proceedings (note 1)
Commitments and contingencies (note 8)

See accompanying Notes to Consolidated Condensed Financial Statements

8        Allstream Inc.

Consolidated Statements of Operations and Retained Earnings (Deficit)
(in thousands of dollars, except per share amounts) (unaudited)

	Three months ended September 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
			(Predecessor)	(Predecessor)	(Predecessor)
					(Restated note 2(a))

Revenue	$309,271	$645,853	$353,325	$359,861	$1,128,548
Expenses:
Service costs	169,946	365,609	216,061	223,003	729,228
Selling, general and administrative	73,210	145,027	70,970	82,578	256,532
Workforce reduction costs and provision for restructuring	—	—	(11,822)	—	70,526
Write-down of property, plant and equipment and goodwill	—	—	—	—	1,203,228
Depreciation and amortization	26,368	54,237	41,625	46,675	228,775

Income (loss) from operations	39,747	80,980	36,491	7,605	(1,359,741)
Other income (expense):
Interest income	2,156	4,305	29	2,420	6,883
Interest expense	(1,176)	(2,434)	(104,566)	(109,537)	(321,627)
Foreign exchange gain on long-term debt	—	—	324,076	(155,399)	(74,555)
Write-down of long-term investments and other assets	—	—	—	—	(11,855)
Reorganization expenses	—	—	(26,250)	—	—
Other income (expense)	—	—	24	(198)	(2,045)

Income (loss) before provision for income taxes	40,727	82,851	229,804	(255,109)	(1,762,940)
Provision for income taxes (note 6)	(16,640)	(34,382)	—	(1,730)	(4,949)

Net income (loss) for the period	24,087	48,469	229,804	(256,839)	(1,767,889)
Retained earnings (Deficit), beginning of period, as previously reported	24,382	—	(4,888,505)	(4,567,896)	(1,513,805)
Adjustment for change in accounting policy for foreign exchange (note 2(a))	—	—	—	—	(12,274)

Retained earnings (Deficit), beginning of period, as restated	24,382	—	(4,888,505)	(4,567,896)	(1,526,079)
Adjustment for change in accounting policy for goodwill (note 2(b))	—	—	—	—	(1,530,767)

Retained earnings (Deficit), end of period	$48,469	$48,469	$(4,658,701)	$(4,824,735)	$(4,824,735)

Net income (loss) per Share (note 5)
Basic	$1.21	$2.43	$2.14	$(2.54)	$(17.58)
Diluted	$1.20	$2.42	$2.14	$(2.54)	$(17.58)
Weighted average number of Shares outstanding (in thousands) (note 5)
Basic	19,830	19,914	107,216	100,977	100,560
Diluted	20,021	20,045	107,216	100,977	100,560

See accompanying Notes to Consolidated Condensed Financial Statements

2003 Third Quarter Report        9

Consolidated Statements of Cash Flows
(in thousands of dollars) (unaudited)

	Three months ended September 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
			(Predecessor)	(Predecessor)	(Predecessor)
					(Restated note 2(a))

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$24,087	$48,469	$229,804	$(256,839)	$(1,767,889)
Adjustments required to reconcile income (loss) to cash flows from operating activities:
Depreciation and amortization	26,368	54,237	41,625	46,675	228,775
Write-down of long-lived assets	—	—	—	—	1,203,228
Write-down of long-term investments	—	—	—	—	11,855
Accretion of interest	664	1,395	34,220	41,102	120,420
Amortization of debt issuance costs	—	—	1,893	2,928	8,018
Amortization of deferred gain on termination of cross currency swaps and forward contracts	—	—	(7,459)	(4,199)	(8,773)
Stock-based compensation expense (note 4)	1,123	1,869	—	—	—
Benefit of tax loss carryforwards (note 6)	16,134	33,414	—	—	—
Unrealized foreign exchange gain	(50)	(81)	(318,530)	159,204	79,150
Deferred pension charges	3,267	5,367	7,752	—	—
Other	2	(333)	(98)	(6,018)	(5,704)

	71,595	144,337	(10,793)	(17,147)	(130,920)
Change in non-cash working capital	3,006	24,294	32,452	(9,497)	(72,580)

Net cash generated by (used in) operating activities	74,601	168,631	21,659	(26,644)	(203,500)
Investing activities:
Dispositions of investment (net of disposition costs) (note 9)	7,354	7,354	—	—	2,200
Additions to property, plant and equipment	(22,483)	(38,277)	(33,227)	(10,844)	(84,499)
Additions to other assets	(64)	(4,724)	(16)	268	206

Net cash used in investing activities	(15,193)	(35,647)	(33,243)	(10,576)	(82,093)
Financing activities:
Issue of share capital, net of issue costs	—	—	—	9,830	33,645
Share repurchase cost	—	—	(150)	—	—
Termination of cross currency swaps and forward contracts	—	—	—	—	85,504
Draw from (repayment of) credit facility	—	—	—	—	30,000
Debt issue and credit facility costs	—	—	—	(38)	(1,295)
Repayment of capital leases	(293)	(577)	(313)	—	—
Increase (Decrease) in other long term liabilities	174	(55)	—	(182)	(502)

Net cash generated by (used in) financing activities	(119)	(632)	(463)	9,610	147,352
Effect of exchange rate changes on cash	50	81	(243)	1,538	526

Increase (Decrease) in cash and cash equivalents	59,339	132,433	(12,290)	(26,072)	(137,715)
Cash and cash equivalents, beginning of period	248,324	175,230	420,542	425,651	537,294

Cash and cash equivalents, end of period	$307,663	$307,663	$408,252	$399,579	$399,579

Supplemental Information:
Income taxes paid	$875	$2,179	$750	$3,000	$7,291
Interest paid	$—	$—	$—	$26,113	$157,931
Pension plan contributions paid	$11,322	$11,322	$20,721	$—	$—
Extinguishment of bonds on termination of swaps	$—	$—	$—	$84,866	$84,866

See accompanying Notes to Consolidated Condensed Financial Statements

10        Allstream Inc.

Notes to Consolidated Condensed Financial Statements
For the three and six months ended September 30, 2003 (Unaudited)

(Dollar amounts are stated in thousands of Canadian dollars except per share amounts and where otherwise noted)

Allstream Inc. is a communication solutions provider with a portfolio of Connectivity, Infrastructure Management and IT Services.

On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "CBCA") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream").

1.     Basis of presentation and reorganization proceedings:

On October 15, 2002, the Predecessor and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fibre US Inc., MetroNet Fibre Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under CCAA with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

The purpose of the Plan was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies (the "Affected Creditors") and to simplify the operating corporate structure of the AT&T Canada Companies.

The significant steps in the implementation of the Plan were:

  (i)
  the formation of a new entity, New AT&T Canada Inc. (now Allstream Inc.), and the acquisition by it of the shares of the Predecessor;

  (ii)
  the exchange and compromise of all of the then existing $4.6 billion of the Predecessor's senior notes (the "Senior Notes") and certain other affected claims of the holders of such Senior Notes and other affected claims of the Affected Creditors, in exchange for $233 million in cash, and 100% of the equity of Allstream (note 3);

  (iii)
  the amalgamation of certain wholly-owned subsidiaries of the Predecessor to form a new operating company now known as Allstream Corp.;

  (iv)
  the cancellation of all outstanding equity, including warrants and share purchase options of the Predecessor that was not owned by the Company;

  (v)
  establishment of a new Board of Directors for Allstream and its subsidiaries; and

  (vi)
  the establishment of a new management incentive plan ("Management Incentive Plan") for Allstream and the cancellation of the then existing incentive plans without compensation (note 4).

Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Company on April 1, 2003. The Company's balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value ("Equity Value"). The Equity Value was determined with the assistance of independent financial advisors appointed by the Company to assist in effecting the Plan, utilizing three different going concern valuation approaches: discounted cash flow approach, market multiple approach and comparative transaction approach. The methodologies employed estimated an Equity Value range of approximately $531.3 million to $631.3 million.

2003 Third Quarter Report        11

The Predecessor's financial information has been presented pursuant to regulatory requirements. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described below. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company.

The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:

	Adjustments
	March 31, 2003 Balance prior to Plan Implementation	The Plan		Fresh Start Accounting	April 1, 2003 Balance after Plan
	(unaudited)			(6)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$175,230	$—		$—	$175,230
Cash held in escrow	233,022	(233,022)	(1)	—	—

Cash and cash equivalents	408,252	(233,022)		—	175,230
Accounts receivable	153,994	—		(2,200)	151,794
Other current assets	28,695	—		—	28,695

	590,941	(233,022)		(2,200)	355,719
Property, plant and equipment	927,072	—		(369,111)	557,961
Intangible assets	6,410	—		(263)	6,147
Deferred pension asset	67,437	—		(67,437)	—
Other assets	55,323	(37,381	)(2)	(3,540)	14,402

	$1,647,183	$(270,403)		$(442,551)	$934,229

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Liabilities not subject to compromise:
Accounts payable	$31,326	$—		$(1,265)	$30,061
Accrued liabilities	184,388	(29,834	)(4)	(19,352)	135,201
Income taxes payable	472	—		—	472
Current portion of capital lease obligations	4,255	—		—	4,255
Liabilities subject to compromise	4,528,426	157,895(3)		—	—
		(4,686,321	)(1)	—

	4,748,867	(4,558,260)		(20,617)	169,989
Long-term portion of capital lease obligations	16,602	—		—	16,602
Deferred pension liability	—	—		120,176	120,176
Other long-term liabilities	46,917	—		(456)	46,462
Deferred foreign exchange	99,158	(99,158	)(4)	—	—
Shareholders' equity (deficit)
Old Common shares	1,393,844	(1,393,844	)(5)	—	—
New Class A Voting and Class B Limited shares		581,000(1)		—	581,000
Warrants	496	(496	)(5)	—	—
Deficit	(4,658,701)	5,200,355		(541,654)	—

	(3,264,361)	4,387,015		(541,654)	581,000

	$1,647,183	$(270,403)		$(442,551)	$934,229

12        Allstream Inc.

Summary of adjustments:

Plan of Arrangement Adjustments:

(1)
In accordance with the provisions of the Plan, each Affected Creditor received a pro-rata share of the cash distribution of $233 million and 100% of the equity of Allstream, consisting of Class A Voting Shares and Class B Limited Voting Shares in exchange for the affected claims of the Affected Creditors. The Equity Value of $581.0 million was determined with the assistance of independent financial advisors, using a going concern valuation approach.

(2)
Reflects elimination on settlement of the unamortized balance of debt issuance costs related to the Senior Notes.

(3)
Reflects the reversal of accrued interest and the foreign exchange translation impact on the Senior Notes from October 15, 2002 to March 31, 2003. The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes without court approval or until the Plan was implemented. Accordingly, while the Company continued to accrue for interest expense on the Senior Notes until March 31, 2003, no interest or penalties accrued on the claims of the Affected Creditors from and after October 15, 2002. The interest accrued by the Company was reversed on the implementation of the Plan on April 1, 2003.

(4)
Reflects elimination on settlement of deferred gains on foreign currency derivative contracts related to the Senior Notes.

(5)
Under the Plan, the existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of the Predecessor and all issued and outstanding warrants and options were cancelled without payment or consideration.

Fresh Start Adjustments:

(6)
Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Company's deficit was eliminated. Accounts receivable, accounts payable and accrued liabilities were valued at book value adjusted for changes in estimates relating to resolution of contingencies including legal claims, customer disputes and supplier contract negotiations. Other long-term liabilities, representing right of way and network access contracts, were fair valued based upon current market rates for such contracts. The fair value of the deferred pension liability was determined by an independent actuary. The fair value of property, plant and equipment was based on the assessment by an independent valuations expert hired by the Company to assist management but the amount allocated to property, plant and equipment was limited by the amount of the Equity Value. The amount allocated to property, plant and equipment was the excess of the Equity Value over the fair value of the remaining assets and liabilities.

During the current quarter, the Canadian Radio-television and Telecommunication Commission (the "CRTC"), released Telecom Decision CRTC 2003-60 which further broadened competitor interim access to cost based digital network access service (CDNA). Cost reductions received by the Company as a result of this Decision are retroactive to June 2002. The Company is currently evaluating the impact of the final resolution on the opening balance sheet of the Company as at April 1, 2003, which is expected to be determined in the final quarter of fiscal 2003, and will be recorded as a fresh start entry.

2003 Third Quarter Report        13

2.     Significant accounting policies:

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the Predecessor's audited consolidated financial statements and notes thereto for the year ended December 31, 2002.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and six months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

Accounting policy changes impacting the Predecessor's comparative financial statements are described in the Predecessor's consolidated financial statements for the year ended December 31, 2002, and include:

(a)
Effective January 1, 2002, the Predecessor adopted revised HB 1650 "Foreign Currency Translation", which required retroactive restatement of prior periods to adjust for the elimination of deferral and amortization of foreign currency gains and losses on long-term monetary items with a fixed or ascertainable life. Deferred foreign exchange of $12.3 million as of the date of adoption was reduced with a corresponding increase in opening deficit.

(b)
Effective January 1, 2002, the Predecessor recorded a transitional goodwill impairment charge to opening deficit and goodwill of $1,530.8 million as part of its adoption of HB 3062 "Goodwill and Other Intangible Assets".

These consolidated condensed financial statements are prepared following accounting policies consistent with the Predecessor's audited consolidated financial statements and notes thereto for the year ended December 31, 2002, except for the following accounting policies:

(a)
Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded into operating income over the vesting period of the award. Changes in the Company's payment obligation prior to the settlement date related to fluctuations in the Company's share price, is recorded in operating income in the period incurred. The payment amount is established for Share Appreciation Rights ("SARs") on the date of exercise of the award by the employee; for Restricted Share Units ("RSUs"), the vesting date of the award; and for Deferred Share Units ("DSUs"), the later of the date of termination of employment or directorship.

  The Company's contribution to the Employee Share Ownership Plan is recorded as compensation cost in the period the obligation to contribute is incurred.

(b)
In December 2002, the CICA issued HB 3063, "Impairment or Disposal of Long-Lived Assets" and revised HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of HB 3061, "Property, Plant and Equipment" and HB 3475, "Discontinued Operations." The new standards are consistent with U.S. GAAP. HB 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used, exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. HB 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. HB 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Revised HB 3475 is applicable to disposal activities committed to by the Company after May 1, 2003. Revised HB 3475 has had no impact on the Company's financial statements, as there have not been disposal activities committed to by the Company after May 1, 2003. HB 3063 has had no impact on the Company's financial statements.

14        Allstream Inc.

(c)
Effective January 1, 2003, the Company adopted Accounting Guideline ("AcG") AcG-14, "Disclosure of Guarantees," which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies." The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standard Board ("FASB") FASB Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in note 8(b)(ii).

3.     Share Capital

(a)    Authorized

The Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares (collectively, the "Shares"). The two classes of shares were created to ensure compliance with the foreign ownership restrictions in the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder. Class A Voting Shares participate equally with the Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the Board. Holders of Class A Voting Shares are entitled to receive the remaining assets of the Company on its winding-up or dissolution in equal amounts, share for share, with the holders of Class B Limited Voting Shares.

Class A Voting Shares

Class A Voting Shares are convertible, at the option of the holder, at any time, into Class B Limited Voting Shares on a one-for-one basis. To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of the Company shall have the right to sell the Class A Voting Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. Holders of Class A Voting Shares are entitled to receive notice of and attend to vote at all meetings of the shareholders of the Company except at a meeting at which holders of a specified class or series (other than the Class A Voting Shares) are entitled to vote separately as a class as provided in the CBCA or the Articles of the Company. Holders of Class A Voting Shares are entitled to elect five of nine members to the Board, subject to increase in accordance with the Company's Articles, commencing at such time as holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity.

Class B Limited Voting Shares

Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of a partial removal. The Class B Limited Voting Shares are also convertible into Class A Voting Shares on a one-for-one basis, at the option of the holder in certain other limited circumstances, if the holder submits a Canadian residency declaration.

2003 Third Quarter Report        15

Holders of Class B Limited Voting Shares are entitled to elect four of the nine members of the Board, subject to reduction in accordance with the Company's Articles commencing at such time as the holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity. The number of directors elected by holders of Class B Limited Voting Shares will be reduced in accordance with the percentage of total equity held by holders of Class B Limited Voting Shares in accordance with the Articles and the holders of the Class A Voting Shares will correspondingly acquire the entitlement to elect additional directors. Class B Limited Voting Shares are entitled to vote as a separate class in limited circumstances as described in the Articles.

Shareholder Rights Plan

The Company has established a Shareholder Rights Plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for the Company. The Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the outstanding Class A Voting Shares (or such higher amount as may be determined by the Board of Directors, provided such amount does not exceed 20% of the outstanding Class A Voting Shares), or (ii) 20% of the aggregate outstanding Class A Voting Shares and Class B Limited Voting Shares (collectively, the "Shares"), other than under certain conditions. The initial lower threshold for bids for Class A Voting Shares recognizes the restriction on non-Canadian holders acquiring additional Class A Voting Shares due to ownership restrictions under the Telecommunications Act.

The Rights Plan is designed to encourage any potential acquirer to negotiate directly with the Company's Board of Directors for the benefit of all shareholders to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Company.

4.     Stock-based compensation plans

(a)    Management Incentive Plan

The Board established and administers a Management Incentive Plan permitting the grant of RSUs, SARs, stock options ("Options"), and other share-based awards to management employees of the Company. An aggregate of 2 million Shares have been reserved for issuance under the Management Incentive Plan.

RSUs, SARs and Options granted under the Management Incentive Plan are non-assignable except as provided therein and SARs and Options expire not later than ten years from the date of grant.

Restricted Share Units

Under the Management Incentive Plan, certain employees may receive an award in the form of an RSU, which vests at the end of three years. Stock-based compensation representing the underlying value of the award is recognized evenly over the three-year vesting period, at which time the RSUs are settled by the delivery of Shares to the participant or, at the participant's option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the underlying Shares on the Toronto Stock Exchange. As at September 30, 2003, there were 240,644 RSUs awarded and outstanding of which none were vested.

16        Allstream Inc.

Share Appreciation Rights

SARs grants are settled by the delivery of a cash payment equal to the difference between the fair market value of the underlying Share upon exercise and at the date of grant, multiplied by the number of Shares upon which a SAR is based. The Board, at its discretion, may elect to have the Company deliver the underlying Shares, cash or a combination of underlying Shares and cash. SARs granted in conjunction with the granting of Options would have the same terms for vesting as the Options to which they relate. Otherwise, each SAR grant vests as to one third each on the date of grant, and on the first and second anniversaries of the date of grant. SAR grants are exercisable over a maximum ten year term. As at September 30, 2003, there were no SARs awarded and outstanding.

Stock Options

The number of Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Management Incentive Plan shall not exceed 5% of the aggregate outstanding Shares. Each Option is exercisable into one Share of Allstream at a price no less than the closing price of the Shares on the day immediately preceding the grant date and generally vest over three years.

The following table summarizes the Company's Options outstanding at September 30, 2003:

	Number of Shares	Exercise prices per share	Weighted average exercise price
	(000's)

Outstanding, April 1, 2003	—	—	—
Granted	657	36.05 to 54.50	36.80
Cancelled	(52)	36.05	36.05
Exercised	—	—	—

Outstanding, September 30, 2003	605	36.05 to 54.50	36.86

As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. The standard requires the disclosure of pro forma income for the quarter per share as if the Company had accounted for employee stock options under the fair value method. Had the Company adopted the fair value method for employee stock options using the fair value method, net income per share would have decreased for the periods as indicated below.

	Three months ended September 30, 2003	Six months ended September 30, 2003

Net income — as reported	$24,087	$48,469
Stock-based compensation expense	(385)	(715)

Net income — pro forma	$23,702	$47,754

Net income per share:
As reported:
Basic	$1.21	$2.43
Diluted	1.20	2.42
Pro-forma:
Basic	1.20	2.40
Diluted	1.18	2.38

Weighted average number of shares outstanding (in thousands)
Basic	19,830	19,914
Diluted	20,021	20,045

2003 Third Quarter Report        17

For purposes of the above pro forma disclosures, in the three months ended September 30, 2003, 28,500 options with a weighted average fair value of $16.70 per share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended September 30, 2003

Risk-free interest rate (%)	3.28%
Weighted average expected volatility (%)	28.63%
Expected life (in years)	5
Expected dividends	—

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

(b)    Employee Share Ownership Plan

The Board has approved a new Employee Share Ownership Plan ("ESOP"), effective July 2003. All permanent full-time salaried and sales employees and all bargaining unit employees, including permanent and temporary, full and part-time are eligible. The maximum contribution level is 8% of base pay for salaried and bargaining unit employees or target income for employees on sales commission. Allstream will match 25% of each participating employee's contributions on a quarterly basis. Upon attainment of certain Company targets, the Company will contribute an additional 25% match. This amount will be payable to active employees as of December 31st of each year and will be paid on the date the annual variable pay is paid.

(c)    Director Compensation Plan

Outside members of the Company's Board of Directors may elect annually to receive all or a portion of their annual retainer(s) and fees in the form of DSUs, the value of which is determined by the market price of the Company's Shares at the time of payment of the director's annual retainer fees. Upon termination of Board service, the cash value for the DSUs determined by the average closing price of the Shares for the five trading days immediately prior to the date of termination of Board service. In the three months ended September 30, 2003, 3,165 DSUs have been granted, are outstanding and are fully vested.

5.     Net income per share:

	Three months ended September 30, 2003	Six months ended September 30, 2003

Denominator:
Basic weighted average number of shares outstanding (in thousands)	19,830	19,914
Effect of dilutive securities
Employee stock options	191	131

Diluted weighted average number of shares outstanding (in thousands)	20,021	20,045

Net income per share:
Basic	$1.21	$2.43
Diluted	1.20	2.42

For the three months ended March 31, 2003, the Predecessor had no stock options or warrants outstanding. For the Predecessor's three and six months period ended September 30, 2002, the effect of converting the Predecessor's stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

18        Allstream Inc.

6.     Income taxes

The implementation of the Plan and certain preliminary transactions resulted in a forgiveness of indebtedness of approximately $3,900 million for income tax purposes. The forgiven amount was applied to reduce non-capital losses of approximately $766 million and approximately $3,134 million of capital losses available to the Company. The capital losses arose on an acquisition of control of the Predecessor that occurred on the implementation of the Plan.

Following the implementation of the Plan, the remaining non-capital tax losses of the Predecessor are available to reduce taxable income of the Company. The use of these losses will generally be restricted in future years to profits from the Predecessor business that gave rise to the losses, and profits from similar businesses. The benefit of the Predecessor's losses was not recorded as an asset during the application of fresh start accounting. As the Predecessor incurred significant losses and did not have a history of operating income, a full valuation allowance was recorded to reduce future income tax assets to nil.

When a future income tax asset, not recognized during the application of fresh start accounting, is subsequently recognized, the benefit is recorded as a capital transaction and is included in contributed surplus. The benefit of Predecessor tax losses utilized and recorded by the Company during the three months ended September 30, 2003 amounted to $16.1 million (six months ended September 30, 2003 — $33.4 million).

During the current quarter, the Company completed its evaluation of the impact of the financial restructuring on the amount of tax losses and other tax assets that are available for carry-forward, as at April 1, 2003. The results of this evaluation are summarized below:

As at April 1, 2003

Future tax assets:
Future income tax deductions	$38,290
Operating loss carryforwards	997,062
Deferred pension liability	39,483
Debt and restructuring costs	21,784

Total future tax assets	1,096,619
Valuation allowance	(1,096,619)

Net future income tax assets	$—

At April 1, 2003, the Company has non-capital losses of approximately $3.184 billion. Subject to the restriction noted above, these losses are available to reduce future years' taxable income and expire as follows:

2003	$1,223
2004	193,611
2005	101,929
2006	526,931
2007	499,461
2008	234,286
2009	1,626,299

$3,183,740

2003 Third Quarter Report        19

7.     Segmented information:

The Company currently operates in one operating segment, the communications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product revenue.

Revenue by product is as follows:

	Three months ended September 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
			(Predecessor)	(Predecessor)	(Predecessor)

Data	$101,317	$206,845	$112,256	$110,229	$345,255
Local	53,182	110,657	56,912	58,242	177,618
Internet and IT Services	42,477	86,113	46,179	47,509	146,700
Other	2,387	7,763	4,111	7,620	21,442

	199,363	411,378	219,458	223,600	691,015
Long distance	109,908	234,475	133,867	136,261	437,533

	$309,271	$645,853	$353,325	$359,861	$1,128,548

During the three months and six months ended September 30, 2003, no customer of the Company individually represented more than 10% of the Company's revenues.

8.     Commitments and contingencies:

(a)    Contractual commitments:

Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts, the Company is committed to make payments as follows:

2003	$99,223
2004	139,286
2005	88,912
2006	56,252
2007	46,360
Thereafter	274,254

$704,287

20        Allstream Inc.

(b)    Contingent liabilities:

(i)
Litigation:

  In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

(ii)
In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to adverse effects due to changes in tax laws, infringements by third parties related to intellectual property, and under certain supplier agreements, losses arising from claims by third parties against suppliers, including customers, in connection with the use of services and related equipment by the third party. The maximum amounts from these indemnifications cannot be reasonably estimated. Historically, the Company and the Predecessor have not made significant payments related to these indemnifications. The Company has also indemnified certain financial advisors regarding any liability they may incur as a result of their activity as advisors to the Company or to the holders of Senior Notes. There is no maximum limitation to such indemnification.

  The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

(c)    Letters of credit:

In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at September 30, 2003, the Company had letters of credit outstanding of $1.2 million with nil drawn.

(d)    Collective bargaining agreement:

As at September 30, 2003, approximately 20% or 788 employees of the Company were union members covered by collective bargaining agreements. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("UWSA") TC Local 1976. The collective bargaining agreements are in effect until December 31, 2003.

9.     Disposition of Contour Telecom Inc. and Argos Telecom Inc.:

On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada) Inc. for approximately $7.4 million in cash. Additional cash consideration, which is conditional upon the final consolidated working capital balance of both Contour Telecom Inc. and Argos Telecom Inc., will be calculated once the working capital balance is finalized and agreed to by the parties, which is expected to occur in the quarter ending December 31, 2003.

Total disposition costs are expected to be $0.4 million. Details of net assets disposed of are as follows:

Intangible assets	$5.4 million
Net assets other than intangibles	$1.8 million

2003 Third Quarter Report        21

Management's Discussion and Analysis of Financial Condition and
Results of Operations

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Forward-Looking Statements

On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream").

This discussion and analysis explains Allstream's financial condition and results of operations for the three months ended September 30, 2003 compared with the three months ended June 30, 2003 and the three months ended September 30, 2002 of the Predecessor, and is intended to help shareholders and other readers understand the Company's business and the key factors underlying its financial results. The interim consolidated financial information and other information of the Company issued subsequent to the Plan implementation are not comparable with the interim consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, management's discussion and analysis of financial condition and results of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance. Due to the lack of comparability of year to date balances, this Management's Discussion and Analysis ("MD&A") does not compare the changes between the six months interim financial statements ending September 30, 2003 of the Company and the nine months interim financial statements ending September 30, 2002 of the Predecessor. Certain statements in this Management's Discussion and Analysis ("MD&A") and Consolidated Financial Statements constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors including those described under the "Risks and Uncertainties" section, which may cause the actual results, performance or achievements of the Company, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Overview

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream is focused on collaborating with its customers to deliver business solutions that meet their unique needs to help them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers.

During the quarter, the Company continued to deliver on its business strategy. The Company continues to develop and maintain successful strategic partnerships in order to meet the complex technology needs of its customers. The Canadian Radio-television and Telecommunications Commission's ("CRTC") decision in respect of competitor interim access to cost based digital network access service ("CDNA") provided the Company with regulatory relief. The sale of Contour Telecom Inc. and Argos Telecom Inc. ("Contour Telecom"), which was completed on July 2, 2003, is consistent with the Company's overall strategy to focus on its core operations.

22        Allstream Inc.

Consolidated Plan of Arrangement and Reorganization

On April 1, 2003, the Predecessor implemented the Plan, the Company emerged from protection under CCAA and its Class A Voting Shares and Class B Limited Voting Shares began trading on both the Toronto Stock Exchange (the "TSX") and the NASDAQ National Market System ("NASDAQ"). The Company has no long-term debt and has been generating cash flow from operations and net income since emerging from CCAA protection.

The purpose of the Plan was to restructure the balance sheet and equity of the Predecessor, provide for the compromise, settlement and payment of liabilities of certain creditors of the Predecessor and its subsidiaries (collectively, the "Affected Creditors") and to simplify the operating corporate structure of the Company. The significant steps in the implementation of the Plan were:

(i)
the formation of a new entity, AT&T Canada Inc. (now Allstream), and the acquisition by it of the shares of the Predecessor;

(ii)
the exchange and compromise of all of the then existing $4.6 billion of the Predecessor's senior notes (the "Senior Notes") and certain other affected claims by the holders of such Senior Notes and other affected claims of the Affected Creditors, in exchange for $233 million in cash, and 100% of the equity of Allstream;

(iii)
the amalgamation of certain wholly-owned subsidiaries of the Predecessor to form a new operating company that continued as the entity now known as Allstream Corp.;

(iv)
the cancellation of all outstanding equity, including warrants and share purchase options, of the Predecessor that was not owned by the Company;

(v)
establishment of a new Board of Directors for Allstream and its subsidiaries; and

(vi)
the establishment of a new management incentive plan ("Management Incentive Plan") for Allstream and the cancellation of the then existing incentive plans without compensation.

Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Company on April 1, 2003. The Company's balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities were recorded at management's best estimates of their fair values, the deficit was eliminated and new Class A Voting Shares and Class B Limited Voting Shares were recorded as issued at an aggregate stated capital amount of $581 million.

Due to the realignment in the equity interests and capital structure of the Company, the application of fresh start accounting as at April 1, 2003, the implementation of the Plan and emergence from protection under CCAA, the interim consolidated financial statements and other information of the Company issued subsequent to the Plan implementation are not comparable with the interim consolidated financial statements and other information issued by the Predecessor prior to the Plan implementation. Accordingly, management's discussion and analysis of financial condition and results of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance.

2003 Third Quarter Report        23

Brand Transition

The Company launched its new brand, "Allstream", on June 18, 2003, in advance of the September 9, 2003 deadline required by the new commercial agreements with AT&T Corp. (see "Negotiations of New Commercial Agreements with AT&T Corp.").

During the quarter, the Company launched a new advertising campaign as part of the second phase of the re-branding initiative. The new campaign demonstrates the Company is delivering on brand promises made since it established its new corporate identity on June 18, 2003. As at September 30, 2003, the Company had spent $9.2 million on rebranding activities.

Regulatory Environment

During the quarter, the CRTC released Telecom Decision CRTC 2003-60 which further broadened competitor interim access to CDNA. Cost reductions received by the Company as a result of this Decision are retroactive to June 2002. The Company is currently evaluating the impact of the final Decision on the opening balance sheet of the Company as at April 1, 2003. The Company has evaluated the impact of this Decision for the period covering April 1, 2003 to September 30, 2003 and has recognized an additional recovery of $5 million.

The CRTC also issued Telecom Decision CRTC 2003-63. In this decision, the CRTC agreed with the necessity for Bell Canada and other incumbents to file proper detailed tariffs when offering services on a customer specific basis. This decision is an important further step in the CRTC review of incumbent conduct in the marketplace.

On September 25th, 2003, the Government of Canada responded to the Report of the Standing Committee for Industry, Science and Technology that had recommended the removal of foreign investment restrictions in the Canadian telecommunications industry. In its response, the Government agreed that the recommendation of the Committee to remove the restrictions was an appropriate one, would benefit the industry and was a significant recommendation for both the Government's "Smart Regulation" and "Innovation" agendas. Notably, the Government committed to develop solutions to address this recommendation by early 2004, while also dealing with earlier recommendations concerning the broadcasting industry contained in a Heritage Committee report, by early 2004.

Negotiation of New Commercial Agreements with AT&T Corp.

On January 17, 2003, it was announced that new commercial agreements had been entered with AT&T Corp. The new commercial agreements, among other things, required the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. The Company changed its name and launched its new brand name on June 18, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable the Company and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company with the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp.'s ability to compete directly with Allstream in serving its Canadian customers. On July 22, 2003, the Company signed a master services and network support agreement with AT&T Corp. to allow for the continued use of AT&T Corp.'s voice network service features and related technology.

Sale of Contour Telecom Inc. and Argos Telecom Inc.

On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom, to YAK Communications (Canada) Inc. for approximately $7.4 million in cash. Additional cash consideration, which is conditional upon the final consolidated working capital balance of Contour Telecom, will be calculated once the working capital balances are finalized and agreed to by the parties, which is expected to occur in the quarter ending December 31, 2003.

24        Allstream Inc.

Results of Operations

As described above, the interim results of operations of the Company are not necessarily indicative of the results that may be expected for the full fiscal period or for any other interim period and that comparisons of financial performance with the Predecessor should be reviewed with caution.

Three months ended September 30, 2003 compared to three months ended June 30, 2003 and three months ended September 30, 2002

Key financial data:

	Three months ended September 30, 2003	Three months ended June 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				(Predecessor)	(Predecessor)	(Predecessor)

Revenue
Data	$101,317	$105,528	$206,845	$112,256	$110,229	$345,255
Local	53,182	57,475	110,657	56,912	58,242	177,618
Internet and IT services	42,477	43,636	86,113	46,179	47,509	146,700
Other	2,387	5,376	7,763	4,111	7,620	21,442

	199,363	212,015	411,378	219,458	223,600	691,015
Long Distance	109,908	124,567	234,475	133,867	136,261	437,533

Total Revenue	$309,271	$336,582	$645,853	$353,325	$359,861	$1,128,548

Service Costs	$169,946	$195,663	$365,609	$216,061	$223,003	$729,228
Gross Margin	$139,325	$140,919	$280,244	$137,264	$136,858	$399,320
Gross Margin %	45.0%	41.9%	43.4%	38.8%	38.0%	35.4%
Selling, General and Administrative Costs ("SG&A")	$73,210	$71,817	$145,027	$70,970	$82,578	$256,532
Income (loss) from operations	$39,747	$41,233	$80,980	$36,491	$7,605	$(1,359,741)
Net Income (Loss)	$24,087	$24,382	$48,469	$229,804	$(256,839)	$(1,767,889)
Basic income (loss) per share	1.21	1.22	2.43	2.14	(2.54)	(17.58)
Diluted income (loss) per share	1.20	1.22	2.42	2.14	(2.54)	(17.58)

2003 Third Quarter Report        25

Supplementary Financial Information
(in thousands of dollars, except per share amounts) (unaudited)

	Three months ended September 30, 2003	Three months ended June 30, 2003	Six months ended September 30, 2003	Three months ended March 31, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
				(Predecessor)	(Predecessor)	(Predecessor)

Income (loss) from operations	$39,747	$41,233	$80,980	$36,491	$7,605	$(1,359,741)
Add:
Depreciation and amortization	26,368	27,869	54,237	41,625	46,675	228,775
Workforce reduction costs and provision for restructuring	—	—	—	(11,822)	—	70,526
Write-down of long-lived assets	—	—	—	—	—	1,203,228

EBITDA (*)	$66,115	$69,102	$135,217	$66,294	$54,280	$142,788

Net Cash generated by (used in) operating activities	$74,601	$94,030	$168,631	$21,659	$(26,644)	$(203,500)
Add/(Subtract):
Changes in non-cash working capital	(3,006)	(21,288)	(24,294)	(32,452)	9,497	72,580
Addition to property, plant and equipment	(22,483)	(15,794)	(38,277)	(33,227)	(10,844)	84,499

Free cash flow (**)	$49,112	$56,948	$106,060	$(44,020)	$(27,991)	$(46,421)

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

(**)
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Revenue

Revenue from data, local, Internet and IT Services, and other services increased to 64% of total revenue in the three months ended September 30, 2003, from 62% in the three months ended September 30, 2002. The proportion of revenue from long distance services declined to 36% in the three months ended September 30, 2003, from 38% in the comparable period in the prior year. Total revenue declined by $50,590 or 14.1% compared to the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, total revenue declined by $27,311 or 8.1%. This decline in revenue is consistent with the Company's expectations as the result of the sale of Contour Telecom and from ongoing competitiveness of the Canadian telecommunications marketplace.

Data revenue decreased by $8,912 or 8.1% to $101,317 in the three months ended September 30, 2003 from $110,229 in the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, data revenue declined by $4,211 or 4.0%. The decline in revenue was the result of pricing pressures and industry-wide weakness in enterprise demand for certain legacy products, including private line, data access services and frame relay services, combined with the loss of revenue of $3,659 for the three months ended September 30, 2002 and $2,889 for the three months ended June 30, 2003 as a result of the sale of Contour Telecom.

26        Allstream Inc.

Local revenue decreased by $5,060 or 8.7% to $53,182 in the three months ended September 30, 2003 from $58,242 in the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, local revenue decreased by $4,293 or 7.5%. These declines were attributable to the Company's strategic repositioning of its local services business to focus on profitable line growth and the loss of revenue of $2,248 for the three months ended September 30, 2002 and $2,407 for the three months ended June 30, 2003 as a result of the sale of Contour Telecom. Local access lines in service declined to 492,363 at September 30, 2003 from 546,592 at September 30, 2002 of which 15,626 local access lines were removed as a result of the sale of Contour Telecom.

Internet and IT Services revenue declined by $5,032 or 10.6% to $42,477 in the three months ended September 30, 2003 from $47,509 in the three months ended September 30, 2002. The decline was attributable to lower demand for IT Services and dial-up Internet access partially offset by higher security services. Compared to the three months ended June 30, 2003, Internet and IT Services revenue decreased by $1,159 or 2.7% due to lower demand for IT Services partially offset by higher security services.

Other revenue decreased by $5,233 or 68.7% to $2,387 in the three months ended September 30, 2003, from $7,620 in the three months ended September 30, 2002. Compared to the three months ended June 30, 2003, other revenue declined by $2,989 or 55.6%. The decline in revenue was primarily attributable to lower sales of telecommunications equipment combined with lower revenues of $2,622 for the three months ended September 30, 2002 and $2,214 for the three months ended June 30, 2003 as a result of the sale of Contour Telecom.

Long distance ("LD") revenue decreased by $26,353 or 19.3% to $109,908 in the three months ended September 30, 2003 from $136,261 in the three months ended September 30, 2002. The decline was due to lower prices per minute, lower volumes and the sale of Contour Telecom which resulted in a decrease in revenues of $3,746. Prices dropped by 9.0% and minutes decreased by 8.1%, primarily due to the effects of continued price competition. Compared to the three months ended June 30, 2003, long distance revenue declined by $14,659 or 11.8% as a result of a 6.5% reduction in average price per minute, and a 2.3% decrease in minute volume and due to the loss of revenues of $4,105 as a result of the sale of Contour Telecom.

Service Costs and Selling, General and Administrative Expenses

The Company's principal operating expenses consist of Service Costs; Selling, General and Administrative expenses ("SG&A") and depreciation and amortization. Service Costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

Service Costs decreased by $53,057 or 23.8% to $169,946 in the three months ended September 30, 2003, from $223,003 in the three months ended September 30, 2002. This decline was due to lower cross border rates, lower volumes, cost reductions from a regulatory decision, lower personnel and related costs from workforce reductions, lower telecommunications equipment sales and the sale of Contour Telecom. Compared to the three months ended June 30, 2003, Service Costs decreased by $25,717 or 13.1% due to the sale of Contour Telecom and cost reductions from regulatory decisions.

2003 Third Quarter Report        27

Gross Margin increased by $2,467 or 1.8% to $139,325 in the three months ended September 30, 2003, from $136,858 reported in the three months ended September 30, 2002 due to regulatory savings, operating efficiencies gains, pricing discipline and an emphasis on higher margin products and services, and the sale of Contour Telecom. Gross Margin decreased by $1,594 or 1.1% from $140,919 in the three months ended June 30, 2003 due to lower volumes and increased pricing pressures in the Company's data and long-distance service lines.

SG&A expenses decreased by $9,368 or 11.3% to $73,210 in the three months ended September 30, 2003, from $82,578 in the three months ended September 30, 2002. The decrease was attributable to lower legal, insurance and consulting fees related to bondholder proceedings and debt restructuring; and lower expenses from the sale of Contour Telecom; offset by expenditures incurred for re-branding and exit activities from certain leased facilities. Compared to the three months ended June 30, 2003, SG&A expenses increased by $1,393 or 1.9%. The increase is the result of expenditures related to exit activities from leased facilities, an increase in pension expense due to higher service costs; offset by lower expenses from the sale of Contour Telecom.

EBITDA1

EBITDA increased to $66,115 in the three months ended September 30, 2003 from $54,280 in the three months ended September 30, 2002. EBITDA decreased by $2,987 in the three months ended September 30, 2003 from $69,102 in the three months ended June 30, 2003. These changes were the result of the above mentioned fluctuations in revenue, service costs and SG&A.

Depreciation and Amortization

Depreciation and amortization expense decreased to $26,368 for the three months ended September 30, 2003, compared to $46,675 for the three months ended September 30, 2002. The decrease was primarily due to lower depreciation as the result of the impact of the write-down of property, plant and equipment in June 2002 and the fair value adjustments to property, plant and equipment as a result of adoption of fresh start accounting on April 1, 2003, offset in part, by increased depreciation from capital asset additions.

Compared to the three months ended June 30, 2003, depreciation and amortization expense was lower primarily due to fully depreciated assets and the impact of the sale of Contour Telecom partially offset by new capital asset additions.

Income (loss) from operations

The Company recorded income from operations of $39,747 for the three months ended September 30, 2003 compared to $7,605 for the three months ended September 30, 2002. The increase was primarily attributable to lower depreciation due to the write-down of property, plant and equipment in June 2002, and the fair value adjustments to property, plant and equipment as a result of fresh start accounting on April 1, 2003 and improvements in EBITDA through initiatives to streamline the business. Compared to the three months ended June 30, 2003, income from operations decreased by $1,486. The decrease was the result of lower revenues in the three months ended September 30, 2003; partially offset by an improvement in gross margin.

1
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the provision for restructuring as this item is not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

28        Allstream Inc.

Interest Income and Expense

The Company emerged from CCAA on April 1, 2003 with no long term debt and, consequently, interest expense for the three months ended September 30, 2003 was not significant. Interest expense for the three months ended September 30, 2003 was comprised of interest accretion on long term liabilities and interest on capital lease obligations.

Foreign exchange gain (loss)

The Company emerged from CCAA on April 1, 2003 with no long term debt and, consequently, foreign exchange fluctuations for the three months ended September 30, 2003 were not significant.

Provision for income taxes

For the three months ended September 30, 2003, the Company recorded a provision for income tax of $16,640 compared to a provision of $1,730 in the three months ended September 30, 2002. The provision for the three months ended September 30, 2003 includes $462 of Federal Large Corporations Tax ("LCT") compared to LCT of $1,533 for the three months ended September 30, 2002. LCT is calculated by reference to the equity, liabilities and assets of the Company. The decrease in LCT was the result of the comprehensive revaluation of the Company's assets and liabilities on April 1, 2003. The remaining balance of the September 30, 2003 provision represents income tax expense calculated at the Company's effective tax rate on its income for the period. This income will be sheltered using the Predecessor's tax losses that are available to the Company. As described in note 6 to the consolidated condensed financial statements for the three months ended September 30, 2003, the tax benefit arising on the utilization of the Predecessor's losses is recorded as contributed surplus and not as a recovery in the Company's statement of operations. Compared to the three months ended June 30, 2003, the provision for income taxes decreased by $1,102. This decline was primarily due to lower income earned in the period.

At September 30, 2003, the Company had completed various corporate tax filings for the Predecessor and its subsidiaries. Based on these tax filings, the Company has estimated that on April 1, 2003 its consolidated non-capital loss balance available for carry-forward was approximately $3.184 billion.

Primarily, as a result of the transactions described below, the Company's non-capital loss balance has increased from $2.252 billion as at December 31, 2002 to $3.184 billion as at April 1, 2003. As described in note 6 to the consolidated condensed financial statements, the Company applied debt forgiveness to reduce its non-capital losses by approximately $766 million. In addition, the acquisition of control of the Predecessor that occurred on the implementation of the Plan required the write-down of all the assets of the Predecessor to fair market value. The write-down added approximately $1.76 billion to the tax loss pool. This write-down essentially represents a partial reclassification of tax assets that were available as at December 31, 2002 to the Company's tax loss pool as at April 1, 2003.

The tax losses available to the Company is described in note 6 to the consolidated condensed financial statements. A substantial portion of these losses are expected to expire in 2009, to the extent not used.

2003 Third Quarter Report        29

Net Income (Loss)

The Company recorded net income of $24,087 for the three months ended September 30, 2003 compared to a loss of $256,839 for the three months ended September 30, 2002. The net change was primarily due to interest expense and non-cash foreign currency translation losses totaling $263.5 million that the Company no longer incurs, as a result of the Company's emergence from CCAA with no long term public debt. Also contributing to the improvement in Net Income was increased income from operations of $32.1 million, which was partially offset by an increase in non-cash taxes of $14.9 million. Compared to the three months ended June 30, 2003, net income decreased by $295 due to a decrease in income from operations of $1.5 million offset by a reduction in non-cash taxes of $1.1 million.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Capital Expenditures

Cash expenditures on property, plant and equipment during the three months ended September 30, 2003 totaled $22,483 compared to $10,844 for the three months ended September 30, 2002.

Liquidity

After payment of the $233 million to holders of the Senior Notes pursuant to the Plan, the Company emerged on April 1, 2003 with no long term public debt and cash on hand of $175.2 million. On April 1, 2003, the Company's Class A Voting Shares and Class B Limited Voting Shares commenced trading on the TSX and on the NASDAQ National Market System.

At September 30, 2003, the Company had cash on hand of $307.7 million. The Company generated cash from operations of $74.6 million during the three months ended September 30, 2003. This positive cash flow was attributable to operating profitability and from management of working capital.

During the current quarter, the CRTC released Telecom Decision CRTC 2003-60 related to CDNA service. This decision has positively impacted working capital since the Company has recognized an additional $5.0 million CDNA recovery for the six months ended September 30, 2003.

The Company has an unfunded deficit in its defined benefit pension plans of $120.2 million as determined by an independent actuary on January 1, 2003. This deficit is being funded over a 5 year period in accordance with Federal legislation governing such matters, including $35.6 million that will be paid in 2003.

The Company believes its liquidity position provides it with the financial flexibility to respond to opportunities as they arise.

Free Cash Flow2

For the quarter ended September 30, 2003, the Company had free cash flow of $49.1 million which has improved from negative $28.0 million for the quarter ended September 30, 2002. This improvement reflects improved cash from operations since the Company has no debt related interest expense or foreign exchange gains following its emergence from CCAA with no long term public debt. When compared to June 30, 2003, free cash flow has decreased by $7.8 million. This decrease is the result of higher capital expenditures for the quarter.

2
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

30        Allstream Inc.

Outlook

	Full Year 2003(2)
	Revised Guidance	Previous Guidance
	(in millions)	(in millions)

Revenue	$1,300	$1,300
EBITDA	$240-$250	$200-$220(1)
Capital Expenditures	$100	$100

(1)
Includes re-branding costs

(2)
The Outlook Full Year 2003 period represents the three months ended March 31, 2003 for the Predecessor and nine months ended December 31, 2003 for the Company

Risks and Uncertainties

(a)   Brand Transition and Change in AT&T Corp. Relationship

During the remaining term of the new commercial agreements with AT&T Corp. and its wholly-owned subsidiary, AT&T Canada Enterprises Company, the Company will make use of certain AT&T Corp. technologies on a transitional basis.

The Company negotiated a master services agreement with AT&T Corp. to allow for the continued use of AT&T Corp. technology and capabilities. The Company and AT&T Corp. have agreed on a framework to deal with ongoing co-operation and a process to transition network support provided by AT&T Corp. for the Company's toll-free, calling card and customer care platform by no later than December 31, 2005 with the details of the transition plan to be completed by no later than December 31, 2003. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions; or accelerated in the event of an acquisition of 20% or more of the Company's equity by a strategic competitor or in certain other circumstances.

The Company launched its new brand name, Allstream, on June 18, 2003 in advance of the September 9, 2003 deadline imposed by the new commercial agreements with AT&T Corp. The Company is implementing its brand implementation plan in accordance with the commercial agreements with AT&T Corp. These agreements require it to cease use of the AT&T Corp. brand by no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet domain names which must end no later than June 30, 2004.

AT&T Corp. has the ability to serve Canadian customers directly, including competing with the Company. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T Corp. as a result of the new commercial arrangements.

(b)    Competition

The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, competitive local exchange carriers, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors.

In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

2003 Third Quarter Report        31

(c)    Market and Economic Conditions

The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company.

(d)    Governmental Regulation and Potential for Change in Regulatory Environment

The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act (Canada) (the "Telecommunications Act") and, to a lesser extent, the Radiocommunication Act (Canada) (the "Radiocommunication Act"), administered by Industry Canada. Since the enactment of the Telecommunications Act, the policy of the Government of Canada and subsequently the CRTC has been to recognize the importance of competition in the provision of telecommunications services in Canada.

There can be no assurance that regulatory rulings of the CRTC within that policy framework will not have material adverse effects on competition, whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(e)    Restrictions on Foreign Ownership and Control

Under the ownership and control provisions of the Telecommunications Act and the Radiocommunication Act, a "Canadian carrier" must be Canadian owned and controlled and incorporated or continued under the laws of Canada or a province in order to operate as a Canadian telecommunications common carrier and hold a licence as a radiocommunication carrier. Among other restrictions set out in the legislation, no more than 33 1/3% of the voting shares of a non-operating parent corporation of a Canadian carrier may be beneficially owned or controlled by non-Canadians and neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The eligibility of Allstream Corp. to continue to operate as a Canadian carrier could be jeopardized if the Company and Allstream Corp., respectively, or any of their respective subsidiaries fail to comply with the requirements relating to ownership and control. In addition to ensuring that the Company does not violate the prohibition on control in fact by non-Canadians, any issuances of equity securities of the Company to non-Canadians must be of limited or non-voting securities or, if common shares or other voting securities are issued, such common shares or other non-voting securities are also issued to Canadian residents in such amounts as are necessary to allow the Company to continue to meet the ownership restrictions. These ownership restrictions may limit the Company's ability to raise equity capital from non-Canadians.

To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, the Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares. On the implementation of the Plan, two thirds of the Class A Voting Shares were issued to Canadian residents. The Class A Voting Shares are convertible at anytime into Class B Limited Voting Shares on a one-for-one basis. The Class B

32        Allstream Inc.

Limited Voting Shares, together with the associated acquisition rights are exchangeable into Class A Voting Shares on a one-for-one basis on or prior to December 2004, if the holder submits a Canadian residency declaration, provided that such holder together with the persons acting jointly or in concert with such holder would not on exchange hold in excess of 10% of the Class A Voting Shares. Non-Canadians may not acquire Class A Voting Shares on the secondary market if such acquisition would contravene the restrictions in the articles on foreign ownership and control discussions above.

On September 25th, 2003, the Government of Canada responded to the Report of the Standing Committee for Industry, Science and Technology that had recommended the removal of foreign investment restrictions in the Canadian telecommunications industry. The Government agreed that the recommendation of the Committee to remove the restrictions was an appropriate one, would benefit the industry and was a significant recommendation for both the Government's "Smart Regulation" and "Innovation" agendas. Notably, the Government committed to bring forward solutions to address this recommendation while dealing with recommendations concerning the broadcasting industry contained in a Heritage Committee report, by the Spring of 2004.

(f)    Cash Flow and Liquidity

As at September 30, 2003, the Company had cash on hand of $307.7 million and had generated cash from operations of $74.6 million for the three months ended September 30, 2003. If business conditions change and the Company is not able to achieve its planned levels of revenues and cash flows, there can be no assurance that the Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity to finance the operating and capital expenditures. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

(g)    Rapid Technological Changes

The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

(h)    Collective Bargaining Agreement Negotiations

Currently, approximately 800 of the Company's employees are covered under two collective bargaining agreements. The Company's collective bargaining agreements with each of the National Automobile Aerospace, Transportation and General Workers Union of Canada — Local 2000 ("CAW") and the United Steelworkers of America ("USWA") expire on December 31, 2003. The Company has commenced negotiations with the CAW and expects to commence discussions with the USWA shortly.

It is expected that the renewed collective bargaining agreement will be reached without a dispute. However, there can be no assurance that an agreement will be reached and that a potential work stoppage will not occur.

2003 Third Quarter Report        33

Critical Accounting Policies

The Company believes that the following selected accounting policies and other accounting matters are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in the consolidated financial statements and notes to the financial statements. See Note 2 to the 2002 annual consolidated financial statements for a more comprehensive discussion of the Company's significant accounting policies.

Use of Estimates

Significant estimates are used in determining, but not limited to, the recoverability of capital assets, allowance for doubtful accounts, the determination of the fair value of assets and liabilities upon implementation of fresh start accounting, provisions for contingent liabilities, and income tax valuation allowances. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Recoverability of Capital Assets

Due to the capital intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the carrying value of the asset and its fair value.

Fair value of assets and liabilities upon implementation of fresh start accounting

The Company fair valued its assets and liabilities upon implementation of fresh start accounting on April 1, 2003 using management's best estimates and information available during the valuation process. The fair value of capital assets was based on the assessment by an independent valuations expert hired by the Company to assist management. The fair value of the deferred pension liability was actuarially determined.

Valuation of Accounts Receivable

The Company's allowance for doubtful accounts is based on a specific percentage using historical experience applied to aging categories and an additional amount for specific delinquent balances.

Provisions for Contingent Liabilities

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated. These matters could affect the operating results of any one quarter when resolved in future periods.

34        Allstream Inc.

New Accounting Standards and Recent Pronouncements

Disclosure of Guarantees

Effective January 1, 2003, the Company adopted AcG-14, "Disclosure of Guarantees", which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting required by HB 3290 "Contingencies". The Guideline is generally consistent with disclosure requirements for guarantees in the FASB Interpretation No.45 but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. Adoption of AcG-14 did not affect the Company's results of operations and financial condition.

Hedging Relationships

Effective January 1, 2004, the Company is required to adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company has already adopted AcG-13, which did not affect the Company's results of operations and financial condition.

Impairment of Long-lived Assets

The Company has adopted new HB 3063, "Impairment of Long-Lived Assets", which is effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of HB 3063 is prospective. The new standard replaces requirements on the write-down of assets previously contained in HB 3061, "Property, Plant and Equipment", and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). As at December 31, 2002, the Company had already adopted HB 3063.

The Company adopted new HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The new HB 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. Application of the new HB 3475 is prospective. The new HB replaces requirements on the disposal of assets and discontinued operations that were contained in HB 3061, "Property, Plant and Equipment", and in the previous HB 3475, "Discontinued Operations", and harmonizes Canadian accounting with U.S. GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") for these topics. Revised HB 3475 has had no impact on the Company's financial statements as there have not been disposal activities committed to by the Company after May 1, 2003. HB 3063 has had no impact on the Company's financial statements.

Asset Retirement Obligations

In March 2003, the CICA issued HB 3110, "Asset Retirement Obligations", which requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The new standards are consistent with U.S. GAAP requirements under FASB No. 143. The standard is effective for fiscal years beginning on or after January 1, 2004. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

See additional discussion in Note 2 to the Predecessor's 2002 annual financial statements.

2003 Third Quarter Report        35

Corporate Information

Principal Executive Offices
Allstream Inc.
200 Wellington Street West, 16th Floor
Toronto, Ontario, Canada M5V 3G2
Tel: (416) 345-2000

 Investor Information
General company information & press releases
Web Site: www.allstream.com

 Institutional Investors & Analysts
Brock Robertson
(416) 345-3125
brock.robertson@allstream.com
 Dan Coombes
(416) 345-2326
dan.coombes@allstream.com

 Transfer Agent & Registrar
CIBC Mellon Trust Company, P.O.Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Tel: (416) 643-5500 or 800-387-0825
Web Site: www.cibcmellon.ca
E-mail: inquiries@cibcmellon.ca
Media
May Chong
(416) 345-2342
may.chong@allstream.com

 Auditors
KPMG LLP, Toronto, Ontario

 Counsel
Osler Hoskin & Harcourt, Toronto, Ontario
Stock & Market Information
The company's common stock is listed for trading in Canada on the Toronto Stock Exchange under the symbol ALR.A and ALR.B; in the United States on the NASDAQ National Market under the symbol ALLSA and ALLSB.

 Web Site
www.allstream.com

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